UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   January 2007   File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1. News Release dated January 8, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources LTD

(Registrant)

Dated:  January 16, 2007

By:  /s/ J. Paul Sorbara

       President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

January 8, 2007

PR 01/07

US:GGTH-F

EXPLORATION RESUMES AT URUACHIC, DRILLING CONTRACT RECEIVED

The Company is pleased to announce that exploration activities have resumed at its Uruachic mining camp in northwestern Mexico. Underground sampling of the newly opened underground zones at Las Bolas is almost complete and samples should be on the way to the Chemex Laboratory by tomorrow, while detailed mapping and surveying is still underway. The new zones were first opened before Christmas and were made safe for entry over the holidays. Visible silver mineralization occurs over substantial lengths in some of these workings.

In addition, the geophysics crew has now mobilized to Las Bolas in order to complete the extension of the Induced Polarization survey coverage westwards to the old El Manto mine where favourable preliminary drill intersections were obtained last spring. The Company is very pleased that it has now received a firm drilling proposal from a contractor with a large diamond drill rig that can complete the anticipated deep drill holes for this area. The Company is currently reviewing the contract, which calls for drilling to start in February.

The drilling of the final short holes on the La Reforma property, just west of San Timoteo in the northern central part of the camp are scheduled to resume in the next week. Final assay results for the last few holes at San Timoteo are also expected shortly.

The Company is well financed for the upcoming work and looks forward to an aggressive and successful year of exploration for 2007.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.